UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-24921
CUSIP NUMBER 73936A 10 3

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Power 3 Medical Products, Inc.
Full Name of Registrant

Surgical Safety Products, Inc.
Former Name if Applicable

3400 Research Forest Drive, Suite B2-3
Address of Principal Executive Office (Street and Number)

The Woodlands, Texas 77381
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the fiscal year ended December 31, 2004, Power 3 Medical Products, Inc. (the “Company”) purchased all of the assets of Advanced Bio/Chem, Inc., d/b/a ProteEx.  The transaction was completed on May 18, 2004 and was accounted for as a capital transaction rather than a business combination.    After completing an interim review in preparation for the issuance of the Form 10-QSB for the six month period ended June 30, 2005, the management and Board of Directors of Power3 concluded, on August 4, 2005, that the May 18, 2004 transaction is more properly characterized as purchase accounting, between related parties, rather than as previously reported as a recapitalization in a reverse acquisition.  Consequently Power3 has issued an 8-K regarding non-reliance on previously issued financial statements for the period and is preparing amended 10-QSB’s for the interim periods since the filing of the original 8-K on May 18, 2004.   Power3’s independent public accounting firm is preparing an audit of the Company’s 2004 financial statements and operations in preparation for Power3’s filing its Form 10-KSB for the year ended December 31, 2004.

The management of Power3, after considerable review, has determined that the facts of the asset purchase transaction on May 18, 2004, were misinterpreted resulting in a misapplication of GAAP.  As a result of these corrections, management has recommended, and the Board of Directors has approved, the restatement of the asset acquisition which occurred on May 18, 2004 for the financial statements included in the Form 10-QSB’s as filed for the quarterly periods ended June 30, 2004, September 30, 2004 and March 31, 2005.  The management of Power3 does not believe the restatement constitutes a material restatement of its financial statements.

The Company is now preparing to file its Quarterly Report on Form 10-QSB for the period ended June 30, 2005 and requires additional time to compile the information required for its quarterly report and prepare additional disclosures containing information that would have otherwise been included in the Company’s 2004 Annual Report on Form 10-KSB. Additionally, the Company requires additional time to review and consider the disclosures which may be appropriate in response to recent statements by Advanced Bio/Chem concerning the May 2004 transaction. Accordingly, the Company is unable to file it Form 10-QSB for the period ended June 30, 2005 by the prescribed due date without unreasonable effort or expense.

The Company expects to finalize its financial statements and file its quarterly report on Form 10-QSB for the quarter ended June 30, 2005 as soon as practicable and no later than the 5th calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John P. Burton	281	466-1600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss for the second quarter of 2005 of approximately $4,500,000 as compared to a net loss of $6,300,000 in 2004.  The decrease in the net loss is primarily due to a decrease in stock based compensation expense of approximately $2,600,000 which occurs because the stock based compensation expenses reported for the second quarter of 2004 included significant stock issues made to employees at the time of the May 18, 2004 purchase transaction with Advanced BioChem and did not occur during the second quarter of 2005.   Revenues of operations in 2005 decreased by approximately $13,600 from that of 2004.  While the Company does not expect the results for 2005 to materially differ from those reported above, since the Company has not completed its review of activity for the second quarter of  2005, the results ultimately reported in the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 may differ from those reported above.

POWER 3 MEDICAL PRODUCTS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2005	By	/s/ John P. Burton
Name: John P. Burton
Title: Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.     This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.     One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.     A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.     Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.     Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).